Exhibit 99.1

Earnings to Fixed Charges

The ratio of earnings to fixed charges for the six months ended May 2, 2004 and May 1, 2005 and for each of the last five fiscal years, was as follows:

					Six Months Ended
Fiscal Year					May 2,	May 1,
2000	2001	2002	2003	2004	2004	2005
32.82x	11.80x	4.58x	(a)	23.32	17.71x	26.08x

(a)	Due to Applied’s loss in fiscal 2003, the ratio of coverage was less than 1:1. Applied would have needed to generate additional earnings of $209 million to achieve the coverage ratio of 1:1.